UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: March 22, 2023

Worthy Peer Capital II, Inc.

(Exact name of issuer as specified in its charter)

84-3587018

(I.R.S. Employer Identification Number)

One Boca Commerce Center, 551 NW 77th Street, Suite 212, Boca Raton, FL 33487

(Full mailing address of principal executive office)

(561) 288-8467

(Issuer’s telephone number, including area code)

Item 3(a).	Material Modification to Rights of Securityholders

The Company has approved an increase in the interest rate of Worthy Property Bonds to 5.5% per annum, to become effective April 1, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Peer Capital II, Inc.

March 22, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

March 22, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Director, Chief Executive Officer, principal executive officer

March 22, 2023	By:	/s/ Alan Jacobs
Alan Jacobs Director, Executive Vice President and Chief Operating Officer, principal financial and accounting officer